UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 14, 2005

Stewart & Stevenson Services, Inc.
2707 North Loop West
Houston, TX  77008

      Re:	Stewart & Stevenson Services, Inc.
      Form 10-K for the Fiscal Year Ended January 31, 2005
      Forms 10-Q for Fiscal Quarters Ended
      July 31, 2004, April 30, 2005 and July 30, 2005
 		File No. 001-11443

Dear Mr. Lukens:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of these filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement on page 19 of your Form 10-Q for the fiscal quarter ended July 30, 2005 that "[f]iscal 2004 results included a $0.4 million inventory impairment charge resulting from U.S. trade sanctions against Syria and the $0.6 million gain associated with the disposal of an idle manufacturing facility." We note similar statements in your Forms 10-Q for the periods ended April 30, 2005 and July 31, 2004.

In light of the fact that the U.S. State Department has identified Syria as a state sponsor of terrorism and Syria is subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control, please describe for us your prior, current and anticipated operations in, and other direct or indirect contacts with, Syria. Provide us with further information regarding the above-referenced inventory impairment charge, including the nature and extent of your contacts with Syria that resulted in your taking the charge. Please also describe the materiality of your operations in, and contacts with, Syria, and your view as to whether they constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
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Max L. Lukens
Stewart & Stevenson Services, Inc.
September 14, 2005
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